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                                                                    Exhibit 2(b)

VOTED: That Article X, Section 1 of the By-Laws of the Trust be amended, to read as follows:

     SECTION 1. APPOINTMENT AND DUTIES. The Trustees shall at all times employ a bank or trust company having capital, surplus and undivided profits of at least $5,000,000 as custodian with authority as its agent, but subject to such restrictions, limitations and other requirements, if any, as may be contained in the Declaration and the 1940 Act:

           (i) to hold the securities owned by the Trust and deliver the same upon written order;
           (ii) to receive and receipt for any monies due to the Trust and deposit the same in its own banking department or elsewhere as the Trustees may direct;
           (iii)    to disburse such funds upon orders or vouchers;
           (iv) if authorized by the Trustees, to keep the books and accounts of the Trust and furnish clerical and accounting services; and
           (v) if authorized by the Trustees, to compute the net income of the Trust and the net asset value of Shares;

all upon such basis of compensation as may be agreed upon between the Trustees and the custodian.

     The Trustees may also authorize the custodian to employ one or more sub-custodians from time to time to perform such of the acts and services of the custodian and upon such terms and conditions as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees, subject to such requirements as may be contained in the Declaration and the 1940 Act.

FURTHER
VOTED:    That Article X, Section 4 of the By-Laws be deleted in its entirety.

FURTHER
VOTED:    That the officers of the Trust are authorized to file such amendments with the permanent records of the Trust and in such other places as such officers shall deem necessary or appropriate.


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     Article III, Section 3 of the By-laws has been amended to read in its entirety as follows:

          "Section 3. RECORD DATE. The Trustees may fix a date not more than 60 days prior to the date of any meeting of Shareholders or distribution or other action as a record date for the purpose of determining the Shareholders who are entitled to notice of and to vote at such meeting or any adjournment thereof or to participate in such distribution or for the purpose of such other action; or without fixing such record date the Trustees may for any of such purposes from time to time close the transfer books for such period, not exceeding 30 days as the Trustees may determine. Where separate meetings are held for Shareholders of each of the individual series to vote on a matter required to be voted on by Shareholders of the Trust in the aggregate, as provided in Article III, Section 1 above, the record date of each such separate meeting, for purposes of determining the Shareholders who are entitled to notice of and to vote at such meeting or any adjournment thereof, shall be determined in the manner described above in this Section 3."